Via Facsimile and U.S. Mail
Mail Stop 6010

May 28, 2008

Mr. Greg Collier
Chief Executive Officer and Managing Director
ChemGenex Pharmaceuticals Limited
Pigdons Road
Waurn Ponds
P.O. Box 1069, Grovedale
Victoria 3216 Australia

> **Re: ChemGenex Pharmaceuticals Limited**
> **Form 20-F for the Year Ended June 30, 2007**
> **Filed November 27, 2007**
> **File No. 000-51373**

Dear Mr. Collier:

We have completed our review of your Form 20-F and have no further comments at this time. Please contact Sonia Barros at (202) 551-3655 me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ross Kaufman, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166